UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2019

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – Relevant Information

Autonomous City of Buenos Aires, April 30, 2019

Messrs.

Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Mercado Abierto Electrónico S.A.

Present

Ref.: Relevant information

To whom it may concern,

We are pleased to address this letter to you, in order to inform you that the Company has filed with the Securities and Exchange Commission of the United States (the US Securities and Exchange Commission or “SEC”) a request for an extension of time for the presentation of the annual Report of Form 20-F for the year ended December 31, 2018.

Yours faithfully,

Alternate Head of Market Relations
Grupo Supervielle S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: May 2, 2019	By:	/s/ Alejandra Naughton
		Name:	Alejandra Naughton
		Title:	Chief Financial Officer